UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 23, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Annual General Meeting Resolutions

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST

Res. 1	☐	☐	Res. 2(e)	☐	☐	Res. 3	☐	☐

Res. 2(a)	☐	☐	Res. 2(f)	☐	☐	Res. 4	☐	☐

Res. 2(b)	☐	☐	Res. 2(g)	☐	☐	Res. 5	☐	☐

Res. 2(c)	☐	☐	Res. 2(h)	☐	☐	Res. 6	☐	☐

Res. 2(d)	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:						Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.			☐

						Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation (“Company”)

ANNUAL GENERAL MEETING RESOLUTIONS

1.

To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (‘‘Director(s)’’) and the auditors of the Company for the year ended 31 December 2018.

2.	(a) To re-elect Dr. Liang Mong Song as an executive Director.
(b)	To re-elect Mr. Zhou Jie as a non-executive Director.
(c)	To re-elect Mr. Ren Kai as a non-executive Director.
(d)	To re-elect Dr. Chiang Shang-Yi as an Independent non-executive Director.
(e)	To re-elect Dr. Cong Jingsheng Jason as an Independent non-executive Director.
(f)	To re-elect Professor Lau Lawrence Juen-Yee as an Independent non-executive Director.
(g)	To re-elect Mr. Fan Ren Da Anthony as an Independent non-executive Director.
(h)	To authorize the board of Directors (the ‘‘Board’’) to fix their remuneration.
3.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the audit committee of the Board to fix their remuneration.

4.

To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent of the number of issued shares of the Company at the date of this Resolution.*

5.	To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent of the number of issued shares of the Company at the date of this Resolution.*
6.

Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.*

* The full text of the resolution is set out in the Notice of Annual General Meeting of the Company dated May 22, 2019.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 5 Floor SO1 Building, 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Friday, June 21, 2019, at 1:30 p.m. (Shanghai time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 11, 2019 (New York City Time). Only the registered holders of record at the close of business on May 21, 2019, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 21, 2019, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 11, 2019 (New York City Time).

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.